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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Five Star Quality Care, Inc.
(Name of Subject Company (Issuer))

ABP Acquisition LLC
(Names of Filing Persons (Offerors))

ABP Trust
Adam D. Portnoy
Barry M. Portnoy
(Names of Filing Persons (other persons))

Common Stock, par value $.01 per share (Titles of classes of securities)	33832D106 (CUSIP number of class of securities)

Adam D. Portnoy
ABP Acquisition LLC
Two Newton Place, 255 Washington Street, Suite 300
Newton, Massachusetts 02458-1634
(617) 928-1300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:
Margaret R. Cohen, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, Massachusetts 02116
(617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$54,000,000.00	$6,258.60

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 18,000,000 shares of common stock, par value $.01 per share, of Five Star Quality Care, Inc., at a purchase price of $3.00 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals 0.0001159 of the transaction valuation.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6,258.60	Filing Party:	ABP Acquisition LLC
Form or Registration No.	Schedule TO-T	Date Filed:	October 6, 2016
	Schedule TO-T/A		October 27, 2016
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this "Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the "Commission") on October 6, 2016, as previously amended and supplemented (the "Schedule TO") by ABP Acquisition LLC, a Maryland limited liability company ("Purchaser"), and the other bidders thereto. The Schedule TO relates to the offer by Purchaser to purchase up to 18,000,000 of the issued and outstanding shares of common stock, par value $.01 per share ("Shares"), of Five Star Quality Care, Inc., a Maryland corporation ("FVE"), at the current offering price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2016, as amended and supplemented by the Amendment and Supplement to the Offer to Purchase dated October 27, 2016 (as each may be further amended or supplemented from time to time, the "Offer to Purchase") and the related Letter of Transmittal for Shares.

        Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 3 should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 7.    Source and Amount of Funds or Other Consideration

        Item 7(a) of the Schedule TO and the information set forth in the Offer to Purchase under Section 14, entitled "Source and Amount of Funds" at the end of the third full paragraph, are each amended and supplemented by adding the following new sentence:

        At September 30, 2016, ABP Trust had cash and cash equivalents of $239 million.

Item 11.    Additional Information

        Item 11(c) of the Schedule TO and the information set forth in the Offer to Purchase under Section 12, entitled "Relationships, Agreements and Transactions With FVE or its Affiliates; Plans for FVE" at the end of the fifth full paragraph, are each amended and supplemented by adding the following new sentences:

        On October 28, 2016, an affiliate of William and Robert Thomas sent a letter to an affiliate of Purchaser requesting a waiver of certain provisions under the lease agreement pursuant to which FVE leases its headquarters in connection with the stated intention of William and Robert Thomas to seek the election of a director candidate to FVE's board of directors. The affiliate's response letter dated November 1, 2016 states that it will take no action regarding such request at this time.

        The foregoing description of such letters is not complete and is subject to and qualified in its entirety by reference to the full text of such letters, which are attached as Exhibit (a)(1)(N) to this Amendment No. 3, and which are incorporated herein by reference.

Item 12.    Exhibits

  Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(N)	Letter dated November 1, 2016 from 400 Centre Street LLC to Gemini Properties, including the attachment thereto.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 3, 2016

ABP Acquisition LLC
By:	/s/ ADAM D. PORTNOY
	Name:	Adam D. Portnoy
	Title:	President
ABP Trust
By:	/s/ ADAM D. PORTNOY
	Name:	Adam D. Portnoy
	Title:	President
Adam D. Portnoy
/s/ ADAM D. PORTNOY
Barry M. Portnoy
/s/ BARRY M. PORTNOY

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 INDEX TO EXHIBITS

(a)(1)(A)	Offer to Purchase, dated as of October 6, 2016.*
(a)(1)(B)	Letter of Transmittal for Shares.*
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Press Release issued by ABP Acquisition LLC on October 3, 2016 (incorporated by reference to the Schedule TO-C filed by ABP Acquisition LLC on October 3, 2016).
(a)(1)(F)
Consent, Standstill, Registration Rights and Lock-Up Agreement, dated as of October 2, 2016, by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.*
(a)(1)(G)	Consent Agreement, dated as of October 2, 2016, by and among Senior Housing Properties Trust, ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.*
(a)(1)(H)	Amendment and Supplement to the Offer to Purchase, dated as of October 27, 2016.**
(a)(1)(I)	Revised Letter of Transmittal for Shares.**
(a)(1)(J)	Revised Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.**
(a)(1)(K)	Revised Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.**
(a)(1)(L)	Press Release issued by ABP Acquisition LLC on October 28, 2016.***
(a)(1)(M)
Letter Agreement regarding execution and expense reimbursement of Credit Facility Letter Waiver and Consent, dated October 21, 2016 , by and among Five Star Quality Care, Inc., ABP Trust, ABP Acquisition LLC, Barry M. Portnoy and Adam D. Portnoy.**
(a)(1)(N)	Letter dated November 1, 2016 from 400 Centre Street LLC to Gemini Properties, including the attachment thereto.

*
Previously filed by ABP Acquisition LLC in its Tender Offer Statement on Schedule TO with the Commission on October 6, 2016.

**
Previously filed by ABP Acquisition LLC in its Amendment No. 1 to its Tender Offer Statement on Schedule TO with the Commission on October 27, 2016.

***
Previously filed by ABP Acquisition LLC in its Amendment No. 2 to its Tender Offer Statement on Schedule TO with the Commission on October 28, 2016.

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  Item 7. Source and Amount of Funds or Other Consideration
  Item 11. Additional Information
  Item 12. Exhibits
SIGNATURES
INDEX TO EXHIBITS